

September 21, 2022

Philip Jones
Chief Financial Officer
Vinco Ventures, Inc.
6 North Main Street
Fairport, New York 14450

  Re: Vinco Ventures, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed April 15, 2022
    File No. 001-38448

Dear Mr. Jones:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing